ECM Realty Trust, Inc.

200 West Madison, Suite 3250

Chicago, Illinois 60606

February 14, 2012

Via EDGAR and Facsimile 202-772-9209

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Philip L. Rothenberg
Division of Corporation Finance

Re:	ECM Realty Trust Inc
Registration Statement on Form S-11
File No333-169051

Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

On behalf of the undersigned, ECM Realty Trust, Inc. (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, that the Registration Statement on Form S-11, including all exhibits thereto (File No. 333-169051), as originally filed with the Securities and Exchange Commission (the “Commission”) on August 26, 2010, and most recently amended on December 28, 2010 (the “Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because it has sold the majority of the assets listed in the registration statement. None of the Company’s securities has been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

We would appreciate if you would please provide Shelby Pruett a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (312) 827- 2281.

If you have any questions regarding the foregoing, please call Shelby at (312) 827-2270.  Thank you in advance for your assistance.

Very truly yours,

ECM Realty Trust, Inc.

By:	/s/ Shelby E. L. Pruett
Shelby E. L. Pruett
Chairman and CEO
ECM Realty Trust Inc.